Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Second Quarter 2016 and Provides Corporate Update

Heidelberg, Germany, August 10, 2016 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended June 30, 2016 and provided a corporate update.

“We continue to evolve our clinical development strategy, placing increased emphasis on developing our products as combination therapies and are evaluating several promising opportunities such as combining AFM13 with adoptive NK-cell therapy,” said Dr. Adi Hoess, CEO of Affimed. “To expand the target space for immune cell engagers, we have been exploring the targeting of MHC-peptide complexes and have created first exciting data showing specific tumor cell killing by our TandAbs.”

Corporate and Strategic Updates

•	Affimed announced that the Company’s Chief Medical Officer, Dr. Jens-Peter Marschner, has decided to step down as CMO. Since joining the Company in 2013, Dr. Marschner has expanded Affimed’s AFM13 and AFM11 clinical programs. Dr. Anne Kerber, Affimed’s Senior Medical Director, will assume the responsibility of leading the clinical team on an interim basis. Dr. Kerber, a board certified hematologist/oncologist, joined Affimed in January 2016 from Merck Serono where she oversaw the clinical development of several compounds. Dr. Marschner will continue to support Affimed as a consultant during the transition period. “Jens-Peter has been a highly valuable member of the management team. Under his leadership Affimed became a clinical development company. Jens-Peter built Affimed’s clinical team, developed an excellent clinical network, formed a distinguished SAB and initiated multiple new clinical trials for AFM11 and AFM13, including our combination therapy with Keytruda. We wish him all the best and thank him for his commitment and contributions,” commented Dr. Hoess. “I look forward to working with our team and investigators in this new capacity, further advancing clinical development of our unique NK- and T-cell engager programs,” added Dr. Kerber.

•	Affimed’s collaborator Amphivena Therapeutics, Inc. plans to advance its proprietary T-cell-redirecting bispecific CD33/CD3 TandAb antibody AMV564 into the clinic for the treatment of acute myeloid leukemia (AML) and other hematologic malignancies. In preclinical studies, AMV564, which was derived from Affimed’s TandAb platform, has demonstrated potent and selective cytotoxic activity in AML patient samples as well as robust tumor growth inhibition and a complete elimination of leukemic blasts in xenograft models. In May 2016 Affimed published additional data supporting the potential of CD33/CD3 targeting TandAbs as novel immunotherapeutics for patients with AML (Reusch et al., Clinical Cancer Research, May 2016). Amphivena retains full rights to AMV564 following the decision by Janssen Biotech, Inc. not to exercise its exclusive option to acquire Amphivena upon effectiveness of an Investigational New Drug (IND) application for AMV564, which occurred in July 2016. Affimed is planning to support the future clinical development of AMV564 with up to €1.5 million in a Series A extension financing of Amphivena.

•	Affimed’s research funding agreement with The Leukemia & Lymphoma Society (LLS) was amended in June 2016 to reflect a shift in development focus of AFM13. Acknowledging recent changes within the rapidly evolving cancer immunotherapy treatment landscape, the Company is now prioritizing development of combination therapeutic approaches such as the combination of AFM13 with KEYTRUDA®. Consequently, Affimed has agreed with the LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

•	The Company is currently planning to expand its clinical activities with AFM13 in CD30+ malignancies including a broad field of potential indications such as T- and B-cell lymphoma. Such indications possess a high medical need and Affimed’s therapies may offer the potential to improve therapy by engaging the NK-cells directly. In addition, Affimed has been evaluating the combination of AFM13 with adoptive NK-cells and plans to pursue this through joint development.

Pipeline Updates

Clinical programs

•	A Phase 1b combination study of AFM13 with Keytruda® (pembrolizumab) in Hodgkin lymphoma (HL) has been initiated with the first four sites now open at Mayo Clinic Rochester, Mayo Clinic Jacksonville, Mayo Clinic Phoenix and Washington University School of Medicine in St Louis. Affimed is the sole sponsor of this study and anticipates providing a first update on the study by the end of 2016 or in the first quarter of 2017.

•	Based on the update reported earlier this year, the Phase 2a AFM13 monotherapy trial sponsored by the German Hodgkin Study Group (GHSG) is currently being modified. The study’s in- and exclusion criteria as well as the overall study design will be adapted.

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•	Affimed continues to support an investigator-sponsored translational Phase 1b/2a trial of AFM13 in CD30-positive lymphoma with cutaneous manifestation led by Columbia University for which an IND is open.

•	Patient enrollment continues into a Phase 1 study in non-Hodgkin lymphoma (NHL) for AFM11 with first data expected to be reported by the end of 2016. Affimed is currently in the process of initiating additional trial sites in Europe and the U.S. to expedite recruitment. Affimed is on track to initiate a Phase 1 dose-escalation study of AFM11 in ALL in the third quarter of this year.

Preclinical programs

•	Affimed continues to investigate preclinically its immune cell engagers AFM21 and AFM22 (targeting EGFRvIII) and AFM24 (targeting EGFRwt), which have shown high specificity and cytotoxic potency in vitro. IND-enabling studies have been initiated and research cell lines have been generated. The Company plans to conduct full preclinical development of one of the three candidates.

•	The Company has recently initiated generation of TandAbs specifically binding MHC-peptide complexes in order to address the need for highly tumor-specific targets. These TandAbs showed potent in vitro killing properties for tumor cells expressing the targeted peptide, but did not lyse cells expressing different closely related peptides. Affimed is generating its MHC-targeting TandAbs through a novel platform developed by its wholly-owned subsidiary, AbCheck.

Financial Highlights

(Figures for the first and second quarters of 2016 and 2015 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €58.6 million as of June 30, 2016 compared to €76.7 million as of December 31, 2015. The decrease was primarily attributable to Affimed’s operational expenses.

Net cash used in operating activities was €17.0 million for the six months ended June 30, 2016 compared to €7.8 million for the six months ended June 30, 2015. The increase was primarily related to higher cash expenditure for research and development (R&D) in connection with our development and collaboration programs.

Revenue for the second quarter of 2016 was €2.1 million compared to €2.2 million for the second quarter of 2015. Revenue in both periods was derived from Affimed’s collaborations with Amphivena and the LLS, as well as AbCheck Service Revenue.

R&D expenses for the second quarter of 2016 were €8.6 million compared to €5.6 million for the second quarter of 2015. The increase was primarily related to higher expenses for AFM13, preclinical programs and infrastructure. G&A expenses for the second quarter of 2016 were €2.0 million compared to €1.7 million for the second quarter of 2015. The increase was primarily related to higher share-based payment expenses.

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Net loss for the second quarter of 2016 was €8.0 million, or €0.24 per common share, compared to a net loss of €5.2 million, or €0.19 per common share, for the second quarter of 2015. The increase in net loss was primarily related to increased spending on R&D for AFM13, preclinical programs and infrastructure. In addition, the result was affected by finance income of €0.5 million in the second quarter of 2016, whereas finance costs of €0.2 were shown in the second quarter of 2015.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. EST. A webcast of the conference call can be accessed in the “Events” section on the “Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or

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us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

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AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss (in € thousand)

	For the three months ended June 30		For the six months ended June 30
	2015	2016	2015	2016

Revenue	2,210	2,069	4,748	4,005

Other income – net	104	38	333	124
Research and development expenses	(5,605)	(8,628)	(8,526)	(15,696)
General and administrative expenses	(1,676)	(1,965)	(3,524)	(4,058)

Operating loss	(4,967)	(8,486)	(6,969)	(15,625)

Finance income / (costs) – net	(217)	450	301	(872)

Loss before tax	(5,184)	(8,036)	(6,668)	(16,497)

Income taxes	0	(1)	0	(2)

Loss for the period	(5,184)	(8,037)	(6,668)	(16,499)

Total comprehensive loss	(5,184)	(8,037)	(6,668)	(16,499)

Loss per share in € per share (undiluted = diluted)	(0.19)	(0.24)	(0.26)	(0.50)

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Affimed N.V.

Condensed consolidated statement of financial position (in € thousand)

	December 31, 2015	June 30, 2016
		(unaudited)
ASSETS
Non-current assets

Intangible assets	72	65
Leasehold improvements and equipment	915	897
	987	962

Current assets

Inventories	228	233
Trade and other receivables	915	1,147
Other assets	452	682
Financial assets	0	18,015
Cash and cash equivalents	76,740	40,603
	78,335	60,680

TOTAL ASSETS	79,322	61,642

EQUITY AND LIABILITIES
Equity

Issued capital	333	333
Capital reserves	187,169	188,954
Accumulated deficit	(120,228)	(136,727)
Total equity	67,274	52,560

Non current liabilities

Borrowings	3,104	2,128
Total non-current liabilities	3,104	2,128

Current liabilities

Trade and other payables	4,444	4,698
Borrowings	1,472	2,149
Deferred revenue	3,028	107
Total current liabilities	8,944	6,954

TOTAL EQUITY AND LIABILITIES	79,322	61,642

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Affimed N.V.

Unaudited condensed consolidated statement of cash flows (in € thousand)

	For the six months ended June 30
	2015	2016
Cash flow from operating activities
Loss for the period	(6,668)	(16,499)
Adjustments for the period:
- Income taxes	0	2
- Depreciation and amortization	171	193
- Share based payments	781	1,785
- Finance income / costs – net	(301)	872
	(6,017)	(13,647)
Change in trade and other receivables	(439)	(183)
Change in inventories	(23)	(5)
Change in other assets	0	(230)
Change in trade and other payables	(1,084)	(2,667)
Cash used in operating activities	(7,563)	(16,732)
Interest received	2	0
Paid interest	(287)	(246)
Net cash used in operating activities	(7,848)	(16,978)

Cash flow from investing activities
Purchase of intangible assets	(6)	(11)
Purchase of leasehold improvements and equipment	(82)	(157)
Cash paid for investments in current financial assets	0	(18,128)
Net cash used for investing activities	(88)	(18,296)

Cash flow from financing activities
Proceeds from issue of common shares	33,502	0
Repayment of borrowings	0	(357)
Cash flow from financing activities	33,502	(357)

Net changes to cash and cash equivalents	25,566	(35,631)
Cash and cash equivalents at the beginning of the period	39,725	76,740
Exchange-rate related changes of cash and cash equivalents	1,028	(506)
Cash and cash equivalents at the end of the period*	66,319	40,603

*Total cash and cash equivalents and financial assets as of June 30, 2016: 58,618 (June 30, 2015: 66,319)

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Affimed N.V.

Unaudited condensed consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2015	240	131,544	(99,989)	31,795
Issue of common shares	57	33,443		33,500
Exercise of share based payment awards	2	942		944
Equity-settled share based payment awards		781		781
Loss for the period			(6,668)	(6,668)

Balance as of June 30, 2015	299	166,710	(106,657)	60,352

Balance as of January 1, 2016	333	187,169	(120,228)	67,274
Equity-settled share based payment awards		1,785		1,785
Loss for the period			(16,499)	(16,499)
Balance as of June 30, 2016	333	188,954	(136,727)	52,560

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